Mail Stop 4561 July 29, 2008

Thomas E. Hoaglin
Chief Executive Officer
Huntington Bancshares Incorporated
41 S. High Street
Columbus, OH 43287

> **Re:** **Huntington Bancshares Incorporated**
> **Form 10-K**
> **Filed February 26, 2008**
> **and Documents Incorporated by Reference**
> **File No. 000-02525**

Dear Mr. Hoaglin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Properties, page 15

1.   It appears that you have not previously filed the agreement governing the lease of your company headquarters. Please either file it as an exhibit or advise the staff as to why you believe Item 601(b)(10)(ii)(D) of Regulation S-K does not apply.

Risk Management and Capital, page 35

2.   We note from page 37 in Table 14 that you have large concentrations of commercial real estate loans in your loan portfolio. Given this concentration, the increased risks associated with this type of lending and the well-publicized slowdown and stresses in the commercial real estate market in certain states (including Michigan and Ohio), please revise your future filings to provide detailed disclosure regarding your risk management practices with respect to commercial real estate lending. Please provide us with your proposed disclosure. Consider addressing the following in your revised disclosures:

- Describe the significant terms of each type of commercial real estate loan product offered, including underwriting standards used for each product, maximum loan-to-value ratios and how credit management monitors and analyzes key features, such as loan-to-value ratios and collateral values, and changes from period to period;

- Explain how often you obtain updated appraisals;

- Describe risk mitigation transactions used to reduce credit risk exposure, such as insurance arrangements, credit default agreements or credit derivatives, and disclose the impact that such mitigation strategies have had on your financial statements;

- Disclose the degree to which you perform portfolio-level stress tests or sensitivity analysis to quantify the impact of changing economic conditions on asset quality, earnings and capital; and

- Disclose trends related to commercial real estate loans that may result in higher credit risk that are reasonably likely to have a material favorable or unfavorable impact on net interest income after the provision for loan loss.

3.   We refer to your disclosure in Table 16 on page 39 concerning your commercial real estate loans by property type and borrower location. In light of the significant deterioration in the commercial real estate markets in certain geographical areas, including Michigan and Ohio, please revise future filings to disclose your credit quality indicators (e.g. charge-offs, nonperforming, accruing past due 90 days) by geographic region (state or locality) and product type (middle market commercial real estate loans and small business commercial real estate loans). Please provide us with your proposed disclosure.

Table 21- Summary of Allowance for Credit losses and Related Statistics, page 45

4.   We note from your disclosure on page 23 in Table 2 that you recorded $280
         million and $117 million related to the Franklin restructuring and the Franklin
         facility C loan, respectively. It is not clear, however, where such charge-offs are
         included in Table 21. Please advise in future filings to clarify.

Credit Ratings, page 55 of the Annual Report

5.   You have included in this section the credit ratings assigned by S&P, Moody's,
         and Fitch. In the future, please consider including a statement informing investors
         that a security rating is not a recommendation to buy, sell or hold securities, that it
         may be subject to revision or withdrawal at any time by the assigning rating
         organization, and that each rating should be evaluated independently of any other
         rating. Refer to Item 10(c)(2)(i) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 4. Investment Securities, page 87

6.   We note you recognized losses relating to Asset-backed securities that were
         identified as other-than-temporarily impaired of $43.3 million and $26.4 million
         in 2007 and 2006, respectively. Please tell us the facts and circumstances related
         to, and the specific distinguishing characteristics of, the securities that were other
         than temporarily impaired during the periods presented. Specifically highlight
         why certain securities were considered other than temporarily impaired while the
         remainder of your Asset-backed securities portfolio was not and indicate the
         literature that the impairments were taken under.

                    *   *   *   *   *

         As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are

responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or David Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel